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                                                                     Exhibit 4.5

                              [Linktone Letterhead]

                                February 24, 2006

Mr. Raymond Lei Yang
c/o Linktone Ltd.
5th Floor, No. 689 Beijing Dong Rd.
Shanghai 200001
People's Republic of China

Dear Raymond:

This letter confirms the termination of your employment with Linktone, Ltd., effective today. This termination covers all positions you hold with Linktone, Ltd. and its affiliates (collectively, the "Company"), other than your position as a Director.

You will shortly be receiving payment of all outstanding salary amounts and any accrued, but unused, vacation time. You also will be eligible to convert your medical insurance coverage under COBRA, and will be provided with information describing this conversion election.

Please return all Company materials in your possession, including keys, no later than today. Also, please remember that even after your employment ends, you must comply with your continuing obligations to the Company, including without limitation to not compete with the Company and and to maintain the confidentiality of Company confidential and proprietary information.

                                                     Very Truly Yours,

                                                     Linktone Ltd.

                                                     By:  /s/ Elaine La Roche
                                                        -----------------------
                                                            Elaine La Roche